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Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,					For Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2008	2009
Earnings
Income from continuing operations before income taxes and cumulative effect of accounting changes	$(170)	$533	$2,195	$2,250	$2,057	$1,653	$1,397
Fixed charges	236	273	289	284	351	248	283
Capitalized interest	(16)	(31)	(55)	(51)	(18)	(13)	(14)

Total earnings	$50	$775	$2,429	$2,483	$2,390	$1,888	$1,666
Fixed Charges
Interest expense	$222	$258	$273	$267	$333	$235	$268
Estimated interest portion of rental payments(a)	14	15	16	17	18	13	15

Total fixed charges	$236	$273	$289	$284	$351	$248	$283
Ratio of earnings to fixed charges	(b)	2.84	8.40	8.74	6.81	7.61	5.89

(a)
Interest expense was estimated by using one-third of total rental payments.

(b)
Fixed charges exceed earnings.

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  Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES